SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

AMENDMENT NO. 13

HEARTLAND EXPRESS, INC.
__________________________________________________________________________________
(Name of Issuer)

COMMON STOCK
__________________________________________________________________________________
(Title of Class of Securities)

422347 10 4
________________________________________________________________________________
(CUSIP Number)

Michael J. Gerdin
901 North Kansas Avenue
North Liberty, IA 52317
Telephone:  (319) 626-3600
Facsimile:  (319) 626-3355
____________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Mark Scudder, Esq.
Scudder Law Firm, P.C., L.L.O.
411 South 13th Street, 2nd Floor
Lincoln, NE 68508

August 19, 2014
________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Michael J. Gerdin
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]
6.	Citizenship or Place of Organization

United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power

17,036,007 (1)
	8.	Shared Voting Power

29,984(1)
	9.	Sole Dispositive Power

17,036,007 (1)
	10.	Shared Dispositive Power

29,984 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

17,065,991 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[ ]
13.	Percent of Class Represented by Amount in Row (11)

19.4% (2)
14.	Type of Reporting Person (See Instructions)

IN
_____________________

(1)
Comprised of (i) 17,036,007 shares of Common Stock owned by seven grantor retained annuity trusts (GRATs) established for the benefit of Ann S. Gerdin; and (ii) 29,984 shares of Common Stock owned by trusts established for the benefit of Mr. Gerdin's four children. As the trustee of the seven GRATS, Mr. Gerdin has sole voting and dispositive power. Mr. Gerdin has shared voting and dispositive power with respect to the four children's trusts. Mr. Gerdin has no pecuniary interest in any of the aforementioned shares other than an indirect remainder interest, if any, in the shares held in the nine GRATS.

(2)	Based on 87,778,677 shares of Common Stock outstanding as of August 19, 2014.

Item 1.                      Security and Issuer.

This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.01 per share (the "Common Stock"), of Heartland Express, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 901 North Kansas Avenue, North Liberty, IA 52317.

Item 2.                      Identity and Background.

(a)           Michael J. Gerdin

(b)           The business address of Mr. Gerdin is 901 North Kansas Avenue, North Liberty, IA 52317.

(c) The principal occupation of Mr. Gerdin is Chief Executive Officer and President of the Issuer. The principal business address of the Issuer is 901 North Kansas Avenue, North Liberty, IA 52317.

(d) - (e)   During the last five years, Mr. Gerdin has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Gerdin is a citizen of the United States of America.

Item 3.                      Source and Amount of Funds or Other Consideration.

Mr. Gerdin is the trustee of seven grantor retained annuity trusts (GRATS) established by Ann S. Gerdin for her benefit. As trustee, Mr. Gerdin has sole voting and dispositive power over the shares owned by these GRATS and is deemed to beneficially own the shares pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended. Mr. Gerdin did not pay money or other consideration in connection with becoming the trustee of the respective GRATS or in obtaining beneficial ownership of the shares owned by the GRATS.

Mr. Gerdin is the co-trustee of four trusts established for the benefit of his children. As co-trustee, Mr. Gerdin has shared voting and dispositive power over the shares owned by these four trusts and is deemed to beneficially own the shares pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended. Mr. Gerdin did not pay money or other consideration in connection with becoming the co-trustee of the respective trusts or in obtaining beneficial ownership of the shares owned by the four trusts.

By virtue of his position as the trustee or shared trustee, Mr. Gerdin is deemed to have acquired beneficial ownership over 17,065,991 shares of Common Stock.

Based on his current beneficial ownership of shares of Common Stock, Mr. Gerdin has an obligation to file this Schedule 13D.

See Item 4 also.

Item 4.                      Purpose of Transaction.

The transactions described in Item 3, were made by Ann S. Gerdin for estate planning purposes. Mr. Gerdin may from time to time use his personal funds to purchase Common Stock for investment purposes. Mr. Gerdin has not made any such purchases to date. If any such purchases are made, Mr. Gerdin may cease buying the Common Stock at any time. Mr. Gerdin may purchase Common Stock in the open market or in privately negotiated transactions, or otherwise. Mr. Gerdin intends to participate in and influence the affairs of the Issuer through the exercise of his voting rights with respect to the shares of Common Stock for which he has voting power as trustee. In addition, Mr. Gerdin is the Chief Executive Office, President, and a Director of the Issuer and, as a result, in the ordinary course or otherwise may take actions to influence the management, business, and affairs of the Issuer.

Other than as described or contemplated in this Statement, or as announced publicly, Mr. Gerdin does not have any other present plans or proposals with respect to any action referred to in sections (a) through (j) of Item 4 of Schedule 13D.

Item 5.                      Interest in Securities of the Issuer.

(a)           As of August 19, 2014, there were 87,778,677 shares of Common Stock outstanding. As of the date hereof, Mr. Gerdin may be deemed to be the beneficial owner (pursuant to Rule 13d-3) of an aggregate of 17,065,991 shares of Common Stock, representing approximately 19.4% of the issued and outstanding shares of Common Stock of the Issuer. The shares of Common Stock deemed to be beneficially owned by Mr. Gerdin consist of (i) 17,036,007 shares of Common Stock owned by seven GRATs established for the benefit of Ann S. Gerdin over which Mr. Gerdin serves as trustee; and (ii) 29,984 shares of Common Stock owned by four trusts established for the benefit of Mr. Gerdin's children over which Mr. Gerdin serves as a co-trustee. Mr. Gerdin does not have any pecuniary interest in the aforementioned shares other than an indirect remainder interest, if any, in the seven GRATs. Mr. Gerdin is one of the beneficiaries of three trusts that hold a total of 10,652,857 shares of Common Stock of the Issuer. Mr. Gerdin does not have voting or dispositive powers with respect to these three trusts. A third party, Lawrence D. Crouse, serves as trustee. Beneficial ownership in these three trusts is disclaimed. Mr. Gerdin is a general and limited partner in a partnership that holds 1,936,276 shares of Common Stock of the Issuer. Mr. Gerdin does not have voting or dispositive powers with respect to these shares. Beneficial ownership in these partnership shares is disclaimed.

(b)           Mr. Gerdin has the sole power to vote and dispose of 17,036,007 of the shares of Common Stock of the Issuer for which beneficial ownership is reported. Mr. Gerdin shares the power to vote and dispose of 29,984 of shares of Common Stock of the Issuer for which beneficial ownership is reported with Lawrence D. Crouse, as co-trustees.

The business address of Mr. Crouse is P. O. Box 480, Burke, South Dakota 57523. The principal occupation of Mr. Crouse is independent business owner. Mr. Crouse serves as a director of the Issuer. During the last five years, Mr. Crouse has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Crouse is a citizen of the United States of America.

(c)           Transactions Effected During the Past 60 Days or since the most recent filing of Schedule 13D, whichever is less:

The following transactions with respect to shares by of the reporting person were effected since the most recent filing of Schedule 13D. These transactions were not effected in the open market.

On June 30, 2014, an annuity payment of 286,624 shares of Common Stock of the Issuer was made by the Ann S. Gerdin 2012 Grantor Retained Annuity Trust II to the Ann S. Gerdin Revocable Trust. Mr. Gerdin serves as trustee of the 2012 Grantor Retained Annuity Trust II created for the benefit of Ann S. Gerdin.

On August 11, 2014, an annuity payment of 487,780 shares of Common Stock of the Issuer was made by the Ann S. Gerdin 2011 Grantor Retained Annuity Trust I to the Ann S. Gerdin Revocable Trust. Mr. Gerdin serves as trustee of the 2011 Grantor Retained Annuity Trust I created for the benefit of Ann S. Gerdin.

On August 11, 2014, a remainder interest of 401,672 shares of Common Stock of the Issuer was distributed by the Ann S. Gerdin 2011 Grantor Retained Annuity Trust I to the 2009 Gerdin Heartland Trust. Mr. Gerdin serves as trustee of the 2011 Grantor Retained Annuity Trust I created for the benefit of Ann S. Gerdin. Mr. Gerdin is one of the beneficiaries of the 2009 Gerdin Heartland trust and two other trusts that hold a total of 10,652,857 shares of Common Stock of the Issuer. Mr. Gerdin does not have voting or dispositive powers with respect to these three trusts. A third party, Lawrence D. Crouse, serves as trustee. Beneficial ownership of these three trusts is disclaimed.

On August 11, 2014, an annuity payment of 181,307 shares of Common Stock of the Issuer was made by the Ann S. Gerdin 2011 Grantor Retained Annuity Trust II to the Ann S. Gerdin Revocable Trust. Mr. Gerdin serves as trustee of the 2011 Grantor Retained Annuity Trust II created for the benefit of Ann S. Gerdin.

On August 19, 2014, an annuity payment of 164,205 shares of Common Stock of the Issuer was made by the Ann S. Gerdin 2011 Grantor Retained Annuity Trust III to the Ann S. Gerdin Revocable Trust. Mr. Gerdin serves as trustee of the 2011 Grantor Retained Annuity Trust III created for the benefit of Ann S. Gerdin.

On August 19, 2014, an annuity payment of 442,442 shares of Common Stock of the Issuer was made by the Ann S. Gerdin 2011 Grantor Retained Annuity Trust IV to the Ann S. Gerdin Revocable Trust. Mr. Gerdin serves as trustee of the 2011 Grantor Retained Annuity Trust IV created for the benefit of Ann S. Gerdin.

On August 19, 2014, a remainder interest of 501,560 shares of Common Stock of the Issuer was distributed by the Ann S. Gerdin 2011 Grantor Retained Annuity Trust IV to the 2009 Gerdin Heartland Trust. Mr. Gerdin serves as trustee of the 2011 Grantor Retained Annuity Trust IV created for the benefit of Ann S. Gerdin. Mr. Gerdin is one of the beneficiaries of the 2009 Gerdin Heartland trust and two other trusts that hold a total of 10,652,857 shares of Common Stock of the Issuer. Mr. Gerdin does not have voting or dispositive powers with respect to these three trusts. A third party, Lawrence D. Crouse, serves as trustee. Beneficial ownership of these three trusts is disclaimed.

(d)           Not applicable.

(e)           Not applicable

Item 6.                      Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described in Items 3, 4, and 5 of this Statement, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among Mr. Gerdin and any person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                      Material to be Filed as Exhibits.

None.

______________
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

MICHAEL J. GERDIN

/s/ Michael J. Gerdin

Dated: September 4, 2014